Exhibit 99.1

Hepsiburada to Announce Fourth Quarter and Full Year 2022 Results on March 22, 2023

ISTANBUL, March 8, 2023 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, will report its unaudited financial results for the fourth quarter and full year ending December 31, 2022 before the U.S. market opens on Wednesday, March 22, 2023.

Conference Call and Webcast Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its financial results at 16.00 İstanbul / 13.00 London / 9.00 a.m. New York time on Wednesday, March 22, 2023.

Live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada230322.html

A replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com following the call.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on March 22, 2023.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting approximately 50 million members with over 145 million SKUs in over 30 categories on its hybrid operating model where direct sales on 1P (retail) and over 94,000 merchants on 3P (marketplace) provide goods and services.

With its vision of leading digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last mile delivery and fulfilment services; advertising; grocery delivery; and payment services, delivered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers selection from international merchants via its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 38,000 female entrepreneurs throughout Türkiye reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com